

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 22, 2009

<u>Via U.S. Mail</u>

G. Nolan Smith
Chief Executive Officer
Commerce Street Pantheon Mortgage Asset Securitizations LLC
1700 Pacific Avenue, Suite 2020
Dallas, TX 75201

Re: **Commerce Street Pantheon Mortgage Asset Securitizations LLC**
Amendment No. 1 to Registration Statement on Form S-3
Filed May 8, 2009
File No. 333-157976

Dear Mr. Smith:

We have reviewed your responses to the comments in our letter dated April 10, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Registration Statement</u>

<u>General</u>

1. We note that in response to prior comment 3 (and other related comments in our prior comment letter) you have removed all reference to credit enhancement from the base prospectus and prospectus supplement. However, we note that you are relying on guarantees backed by the full faith and credit of the United States and appear to rely on certain subordination features. Accordingly, please revise the base prospectus and prospectus supplement to identify the guarantees and subordination features as credit enhancement. Also, please add appropriate disclosure related to credit enhancement throughout the base prospectus and prospectus supplement, as appropriate pursuant to Regulation AB. To the extent that you may utilize any other methods or mechanisms to ensure the securities pay in accordance with their terms, please include appropriate disclosure of such credit enhancement. Refer to Item 1114 of Regulation AB.

2. Please confirm that you will file a post-effective amendment if a shelf takedown contemplates credit enhancement features that are not described in the base prospectus. Refer to Rule 409.

3. While we note your response to prior comment 5, we reissue the comment. The base prospectus still contains general qualifiers suggesting that disclosure may be different or inconsistent in the prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise throughout the base prospectus to include all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown**.**

4. We note your response to prior comment 6 and reissue the comment. Please revise to explicitly incorporate by reference the annexes and schedules to remove any confusion as to whether they are part of the base prospectus or prospectus supplement.

5. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

Prospectus supplement

General

6. We note your response to prior comment 9 and reissue in part. Please revise the prospectus supplement to fully contemplate all of the features identified in the base prospectus. Generally, the supplement should include bracketed disclosure which reflects the various features set forth in the base. For example, without limitation, we note that the base contemplates the possibility of sellers(s) transferring assets to the depositor under a sale agreement. However, the prospectus supplement does not contain any information which describes this transfer. The supplement should include bracketed disclosure in the form you intend to provide for actual takedowns. Please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. Please revise accordingly.

7. We note that you have included language throughout the prospectus supplement stating that your disclosure "[may vary in accordance with the structure of each transaction.]" It is unclear how you anticipate that the structure of the transaction might change and how you anticipate that those changes might affect your disclosure. For instance, it is not clear how structural changes might alter your reports to certificate holders, as suggested in your disclosure on page S-27. Please remove the quoted language above and provide alternative form disclosure addressing the different possible structures of the transaction. We encourage you to consider this comment together with the staff's comments 3 and 6 above.

Cover

8. We note your response to prior comment 14. Your disclosure in footnote (2) suggests that the variable rate certificates will pay at a fixed rate for an initial period and then adjust by reference to a specific index rate for the remaining term of the certificates. Please revise the base prospectus and prospectus supplement, where appropriate, to provide full disclosure of this variable rate mechanism and any other variable rate structures you anticipate utilizing in this transaction.

9. We note your response to prior comment 20. However, it appears that the offering price of the securities and the market for the securities are still missing from the cover page. Please revise accordingly. Refer to Item 501(b)(2) and (4) of Regulation S-K.

Prospectus Supplement Summary, page S-4

10. We note your response to prior comment 23 and reissue. Please revise to add disclosure describing the circumstances under which pool assets can be removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

11. In response to prior comment 29, you state that you will not make any representations or warranties with respect to the agency securities. Please revise to highlight such fact in the prospectus supplement summary.

Agency Securities, page S-6

12. We note your response to prior comment 25 and the description of the information regarding the agency securities that you will provide in exhibits to the prospectus. In your next amendment, please revise to provide the form of the information that will be provided in the exhibits.

Optional Termination of the Trust, page S-8

13. Please confirm that you will include the word "callable" in the title of any class of securities with an optional termination feature that may be exercised when 25% or more of the original principal balance is still outstanding. Refer to Item 1113(f)(2) of Regulation AB.

It may be difficult to resell your certificates, page S-13

14. We note your revised disclosure in response to prior comment 28. Please revise the heading of this risk factor to better describe the risk described. Specifically, the heading should reflect that the risk discussed relates to the current severe downturn in the asset-backed markets.

Description of the Agency Securities, page S-14

15. We note your response to prior comment 30 and reissue. Your revised disclosure should describe the material terms of the Ginnie Mae guarantee program and Ginnie Mae certificates which serve as collateral for your securities. Please revise to include with greater specificity the terms of the program and underlying securities.

16. Refer to the first paragraph of the final paragraph on page S-14. Please revise to explain what you mean by "Ginnie Mae supplement." Also, please describe the information to be provided in that supplement.

17. Refer to the third bullet on page S-15. Although you have disclosed that stated–pass through rates, approximate outstanding principal amount, approximate average remaining term and weighted average pass-through rate are considered in the selection of agency securities. It is unclear how each category of information is considered and whether you require that the securities meet certain thresholds in each category in order to qualify for selection. Please explain.

18. Refer to the fourth bullet on page S-15. Please revise to affirmatively state, if true, that the anticipated payments on the agency securities are in fact sufficient to make timely distributions, regardless of the rate of prepayment.

Static Pool Information, page S-17

19. Please confirm that in addition to the information set forth in your response to prior comment 33, you will also provide delinquency, prepayment and loss information. In addition, please provide us with the form of static pool information that you intend to provide pursuant to Item 1105 of Regulation AB.

The Sponsor, page S-16

20. We note that on page 23 of the base prospectus (and elsewhere in the registration statement), you disclose that Commerce Street Holdings, LLC is the sponsor, instead of Commerce Street Capital, LLC. Please explain. Alternatively, please revise throughout the prospectus supplement and base to reconcile this inconsistency.

21. We note that in response to prior comment 35 you have deleted from this section reference to the "seller(s)." In an appropriate place, please revise to provide the form disclosure regarding the seller(s) that you will provide in the related takedown.

Affiliations and Relationships, page S-17

22. We note your response to prior comment 36. Please further revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers and originators. Refer to Item 1119 of Regulation AB.

The Trustee, page S-17

23. We note your response to prior comment 41 and reissue in part. Please revise to provide form disclosure for the information required by Item 1109(b)-(f) of Regulation AB. Alternatively, please add a placeholder confirming that you will disclose the information required by Item 1109(b)-(f).

Evidence as to Compliance, page S-19

24. We note your response to prior comment 38 and reissue. Please note that we may have additional comments related to the registration statement upon review of the updated deposit trust agreement.

Fees and Expenses of the Trust, page S-19

25. We note your revisions on page S-19 which disclose that the fees of the securities administrator and the trustee may be paid separately by the depositor. Additionally, you note that the securities administrator and the trustee may be entitled to be reimbursed, although that is not always the case. Your disclosure on page S-8 appears to present conflicting disclosure related to the fees of the trust. Please revise to disclose consistently the different fee scenarios that you contemplate in a shelf takedown. We request that you make appropriate

conforming revisions on pages S-8, S-19, S-20 and throughout the registration statement.

.

26. We note your response to prior comment 39. Please note that the disclosure obligations under Item 1113(c) are broader than those set forth in the bracketed language at the top of page S-20. Please revise to clarify that, in addition to the specific information set forth in the bracket, you will also provide the additional information required by Item 1113(c), as applicable.

The Deposit Trust Agreement, page S-20

27. We note your response to prior comment 40 and your additional disclosure regarding a "deficiency event" and "events of default" under the deposit trust agreement. Please revise to disclose how certificateholders will be notified of such events and the actions that the transaction parties are permitted to take in those circumstances.

Payments on Agency Securities; Deposits to Distribution Account, page S-21

28. Refer to the last sentence of the spillover paragraph at the top of page S-21. The disclosure related to the eligible investments would appear duplicative of the disclosure on page S-18. Please consider deleting the language here. Alternatively, please revise to describe the types of eligible investments in which the distribution account funds may be invested or to provide an appropriate placeholder. Note that this disclosure should be consistent with the disclosure provided at page S-18 under "Accounts" and under "Investment of Funds" on page 34. Please make appropriate revisions.

Description of the Certificates, page S-23

29. We note your response to prior comment 43 and refer you to the third sentence of the first paragraph to this section. While the information in the prospectus supplement may add or explain general terms found in the base prospectus, information in the prospectus supplement should not be "inconsistent" with the information in the base prospectus. Please revise accordingly. Additionally, please revise to confirm that the base and/or prospectus supplement discloses the material terms of your deposit trust agreement.

30. We note your response to prior comment 45. Please tell us what you mean when you say that your offerings "are not likely" to involve shifting distribution priorities or cross-collateralization. Please tell us whether these features contemplated or not? How did you determine the likelihood of their involvement in the offering? Please explain. Alternatively, please affirmatively state, if true, that there will be no shifting distribution priorities or cross-collateralization.

The Underlying Mortgage Loans, page S-28

31. We reissue our prior comment 46. While we note that you will not be providing the information regarding the underlying mortgage loans in this form of prospectus supplement, you have indicated that you will provide this information when it becomes available. As such, please revise to provide us the *form* disclosure that you will provide to certificateholders. For example, if the depositor will provide tabular information related to the underlying mortgage loans, please revise to provide the format of the tables that will be included in the related takedowns. If applicable, please also explain what kinds of information you will include in such tables.

The Servicers, page S-28

32. In response to prior comment 47, you state that "the servicer… is essentially the securities administrator." Similarly, in response to prior comment 53, you state that the "securities administrator is the servicer." Accordingly, please tell us why you have included a placeholder stating that you will "insert information regarding servicing of the mortgage loans underlying the agency securities to the extent material." If applicable, please revise the disclosure under "The Securities Administrator" on page S-17 to state that, for purposes of Regulation AB, the securities administrator is the "servicer" and will provide the annual report on assessment of compliance, the related attestation report and statements of compliance.

33. In that regard, please revise throughout the base prospectus and prospectus supplement to avoid imprecise usage of the term "servicer." We note, for example, that "the servicer" is used alternately to refer to the securities administrator, the Ginnie Mae servicer, and presently unknown future servicers that may become transaction parties at a later date. Revise to ensure that the securities administrator is, if true, clearly and consistently described as the servicer throughout this registration statement.

Use of Proceeds, page S-31

34. We note your response to prior comment 48 and reissue in part. Revise to further specify how the amounts will be applied to your different accounts, if applicable. Refer to Item 1107(j) of Regulation AB.

Legal Proceedings, page S-32

35. Please revise to state that you will also disclose any material legal proceedings against any of the transactions parties identified in Item 1117 of Regulation AB, including any servicer or seller involved in the transaction and any party

contemplated by Item 1100(d)(1) of Regulation AB. Refer to Item 1117 of Regulation AB.

Annexes B: Certain Characteristics of the Agency Securities…, page B-1

36. We note that you intend to disclose the "Type of Agency Security." Please revise to confirm that you will provide identifying information so that investors may locate additional information regarding the agency securities should they choose to do so.

37. In addition, please revise the table to provide for columnar disclosure of the maturity dates and payment dates for the agency securities.

Prospectus

General

38. We note your response to prior comment 73. However, we are unable to locate your revised discussion of purchase obligations. Please direct us to the revised disclosure or make appropriate revisions in your next amendment.

39. We note your response to prior comment 78. Although you state that you do not intend to issue notes, you reference the issuance of notes in the final paragraph on page 71. Please delete this reference and any other references to notes issuances that may remain in the registration statement.

Summary of Terms, page 6

40. We note your response to prior comment 51. However, on page 6 you disclosed that "unless otherwise specified in the related prospectus supplement," Commerce Street Pantheon Mortgage Asset Securitizations, LLC is the depositor. Revise to delete the phrase "unless otherwise specified in the related prospectus supplement." Please make conforming changes throughout the registration, as appropriate.

Risk Factors, page 10

Aspects of the Mortgage Loan Origination Process…, page 10

41. Please revise the base prospectus to include the supplemental information provided in response to prior comment 57.

Mortgage Loans with High Original Loan-to-Value…, page 12

42. We note your response to prior comment 58. You state that judicial reductions in the loan amount *should not* materially reduce the amount paid to your securityholders. Please revise to discuss whether there are any circumstances under which judicial reductions might materially reduce payout or revise your disclosure to state that the judicial reductions *will not* reduce payout.

The Trusts and the Trust Assets, page 19

43. We note your response to prior comments 2 and 61. Please revise the first full paragraph on page 20 to disclose that you will provide the material terms of the pool assets in the actual shelf takedown and not in a Form 8-K filed after takedown. In addition, please revise to clarify that any additional information not provided in the prospectus supplement will be filed on Form 8-K within *two* days after the initial issuance.

The Underlying Mortgage Loans, page 21

44. We note your response to prior comment 62 and reissue. However, we are unable to locate the revised disclosure. Please revise accordingly.

45. We also note the disclosure on page 21 that "if then known," you will provide certain additional disclosure such as information regarding the Ginnie Mae guaranty and the characteristics of the underlying pool. Please tell us how you may not have this information at the time when you administer a takedown of the shelf registration.

Certain Yield and Prepayment Considerations, page 31

46. We note your response to prior comment 74. However, we are unable to locate your revisions to this section in response the prior comment. Please direct us to your revised disclosure or make appropriate revisions in your next amendment.

The Deposit Trust Agreement, page 33

47. We note your response to prior comment 75 and reissue in part. We note the disclosure that the primary assets will "generally" be conveyed by the sponsor or applicable seller/sellers to the depositor. Please revise the first sentence of this section to delete the word "generally" as it suggests that you contemplate utilizing different structures in some instances. Please confirm that you have disclosed all the terms of how the primary assets will be transferred and make appropriate revisions throughout the prospectus, as necessary, to eliminate any suggestion that a different structure may be presented at takedown.

48. Please file the form of Sale Agreement with your next amendment.

Investment of Funds, page 34

49. We note your response to prior comment 77 and reissue. As your list of "eligible investments" is, by its own terms, not all-inclusive, there does not appear to be any restriction on where funds may be invested. Please revise accordingly.

50. We note that there is an "Investment of Funds" subsection on page 41 as well. We further note that the section indicates that the universe of eligible investments may be changed if so "specified in the applicable prospectus supplement." Please delete this section as it is both unnecessarily repetitive and suggestive that material terms described in the base prospectus may be different in the prospectus supplement.

Incorporation of Certain Information by Reference, page 76

51. We note your response to prior comment 80. Please revise to clarify that you are incorporating by reference all of your future periodic filings. We note, for example, that you have not specifically incorporated by reference your future filings on Form 10-K.

Signatures

52. Please include the signature of the person acting as the controller or principal accounting officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions for Signatures on Form S-3.

Exhibits 5.1 and 8.1

53. We note your responses to prior comments 81-86. Please file your revised opinions with your next amendment. Note that we may have additional comments to your opinions, as appropriate.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Brad B. Arbuckle, Esq.
        Miller, Canfield, Paddock and Stone, PLC
        Fax: 248.879.2001